Exhibit 21

Subsidiaries of the Registrant

State or Jurisdiction Under the Law of Which Organized
Jersey Shore State Bank	Pennsylvania

Luzerne Bank	Pennsylvania

Woods Real Estate Development Company, Inc.	Pennsylvania

Woods Investment Company, Inc.	Delaware

The M Group (subsidiary of the Jersey Shore State Bank)	Pennsylvania

United Insurance Solutions, LLC	Pennsylvania